July 16, 2019

Jorge Rauber
Chief Executive Officer
Central Puerto S.A.
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina

       Re: Central Puerto S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38376

Dear Mr. Rauber:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Emilio Minvielle